SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 29, 2007 announcing "ECtel Concludes its Participation in Israeli Office of the Chief Scientist R&D Grant Programs". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  January 30, 2007

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Index to Exhibits

Exhibit No.                    Exhibit

1                                    Press Release issued January 30, 2007

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EXHIBIT 1

ECtel Concludes its Participation in Israeli Office of the Chief Scientist R&D Grant Programs

ROSH HA'AYIN, Israel, January 29, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that it has agreed  with the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor ("OCS"), to conclude its outstanding balance to the OCS which sponsored research and development grant programs for its FraudView® solution.

The Company will repay approximately $2.8 million of outstanding grants in four quarterly installments during 2007. The repayment will result in a one-time charge in the fourth quarter of 2006 and the Company expects a positive impact on earnings during 2007 and in the following years.  Management based its decision on the reduced economic benefit it can now gain from participating in the program, due to recent increase in revenue as well as internal revenue growth projections from FraudView® attributed to the launch of FraudView® Release 8.

The role of the OCS is to assist in the development of new technologies in Israel, as a mean of fostering the Israeli economy, encouraging technological entrepreneurship, leveraging Israel`s science-skilled resources, supporting added value R&D, enhancing the knowledge base of Israeli hi-tech industries and promoting cooperation in R&D both nationally and internationally. Under the Israeli Encouragement of Industrial Research and Development Law, research and development programs that are approved by the OCS are eligible for grants of up to 50% of certain expenditures. In exchange, recipients are required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of the OCS program, up to an aggregate of 100% of the grant plus interest.

"The R&D grants we received through the OCS were major contributors to our leadership in the field of fraud detection and prevention" , said Ron Fainaro, Executive Vice President and Chief Financial Officer of ECtel. "We would like to thank the OCS for its support throughout the program and for providing us the necessary resources to foster our intellectual property."

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About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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